OMV

RECEIVED

2007 MAR 21 A 10: 20

OFFICE OF INTERNATIONAL CORPORATE FINANCE

082-03209

Best Available Copy

SEC Securities & Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W., Stop 3-2
WASHINGTON DC 20459
USA

06Q4_LVe/2

SUPPL

07021964

2007-03-06

OMV Aktiengesellschaft

Ana-Barbara Kunčič

Investor Relations

Tel. +43 (1) 40 440-21600
Fax +43 (1) 40 440-29496
investor.relations@omv.com

OMV Aktiengesellschaft
Otto-Wagner-Platz 5
1090 Wien, Austria

Registered at:
Handelsgericht Wien
Company Registration No. 93363 z
Registered Office: Wien
VAT No. ATU14189108
DPR No. 0066648

www.omv.com

Madam/Sir,

We are pleased to update you on our results for the full year 2006. Oil prices were very volatile during the year, showing a steep decline from their peak in August. However, the average crude price was significantly higher than in 2005, resulting in strong E&P results in 2006 which compensated for the weaker downstream environment. Overall, the Group generated a strong financial performance. Group EBIT of EUR 2,061 mn was 5% above the level of 2005, while the EBIT contribution of Petrom rose by 16% to EUR 677 mn. Net income from investment activities was up 85%, reflecting the strong contribution from our gas affiliate EconGas in the first three quarters, as well as an excellent performance at Borealis and the inclusion of the 34% stake in Petrol Ofisi starting from Q3. Net income after minorities of EUR 1,383 mn was 10% above 2005.

For 2007 the macro environment is anticipated to be more challenging than in 2006, however we expect a year of further progress in restructuring Petrom. We are committed to continuing to implement our growth strategy and to achieve the targets we have set ourselves for 2010.

PROCESSED

MAR 2 3 2007

THOMSON FINANCIAL

Yours sincerely,

David C. Davies
Chief Financial Officer

Ana-Barbara Kunčič
Head of Investor Relation

OMV Aktiengesellschaft

OMV Investor News

Results for January to December and Q4 2006

Record financial performance in 2006 and progress towards achieving our strategic targets

March 6, 2007
6:30 (GMT), 7:30 (CET)

Q3/06	Q4/06	Q4/05	Δ%	in EUR mn	2006	2005	Δ%
505	394	332	19	EBIT	2,061	1,958	5
542	561	537	5	Clean EBIT	2,257	2,305	(2)
433	321	262	23	Net income	1,658	1,496	11
369	295	237	25	Net income after minorities	1,383	1,256	10
401	411	335	23	Clean net income after minorities	1,521	1,391	9
1.24	0.99	0.79	25	EPS in EUR	4.64	4.21	10
1.35	1.38	1.12	23	Clean EPS in EUR	5.10	4.66	9
662	295	302	(2)	Cash flow from operations	2,027	2,108	(4)
2.22	0.99	1.01	(2)	CFPS in EUR	6.80	7.06	(4)
–	–	–	n.a.	Dividend per share in EUR	1.05[1]	0.90	17

[1] proposal to the Annual General Meeting for 2006

- **Record financial performance in 2006: clean net income after minorities up by 9% to EUR 1,521 mn**
- **Clean EBIT for the quarter at EUR 561 mn up by 5% from Q4/05, the principal driver being improved R&M results; Petrom contributed EUR 193 mn in Q4/06**
- **Clean net income after minorities at EUR 411 mn in Q4/06 up by 23%; strong contribution from the Turkish marketing company Petrol Ofisi and from Borealis**
- **Clean EPS after minorities EUR 1.38 up by 23%; reported EPS increased by 25% to EUR 0.99**
- **Gearing ratio of 7% at year end 2006 due to continuing strong cash flow and despite strong investments and buybacks of shares and convertible bonds**
- **Outlook 2007: We expect a year of further progress in restructuring Petrom as well as in the implementation of our growth strategy. The macro environment is anticipated to be more challenging than in 2006.**

Wolfgang Ruttenstorfer, CEO of OMV

"In 2006 we continued our profitable growth path and again delivered a record financial performance. OMV has strengthened its position for further growth in all its business divisions: in E&P we significantly widened our exploration portfolio and entered into Russia. Achieving the leading position in the Turkish retail and commercial business through the acquisition of the 34% stake in Petrol Ofisi was also an important strategic step. We have developed our international gas business via EconGas and Petrom, and this will remain a key strategic priority for the future. At Petrom, we made significant progress in the modernization and restructuring of the business, especially in the E&P business, where we are confident that the first visible results will be seen towards the end of 2007. We are committed to continuing to implement our growth strategy and to achieve the targets we have set ourselves for 2010."

Move & More. OMV

Financial highlights

Fourth quarter 2006 (Q4/06)

In Q4/06 OMV experienced a challenging environment, with volatile oil prices and a sharp decrease in bulk margins. The **Group's EBIT** of EUR 394 mn was 19% above the level of Q4/05. The EBIT contribution of **Petrom** was EUR 50 mn, down by 15%. **Net income from investment activities** significantly increased and reflected the strong contribution from Borealis, and in particular the inclusion of OMV's 34% stake in the Turkish marketing company Petrol Ofisi. **Net income after minorities** of EUR 295 mn was 25% above last year's level. **Clean EBIT** increased by 5% to EUR 561 mn after excluding mainly special charges from restructuring costs. **Petrom's** clean EBIT contribution stood at EUR 193 mn, up by 17%. **Clean net income after minorities** was EUR 411 mn and **clean EPS** after minorities were EUR 1.38, up 23% compared to last year.

In **Exploration and Production (E&P)** clean EBIT decreased by 10% compared to Q4/05, reflecting a decline in production and increased exploration expenses, which could not be offset by higher gas price levels. The Group's oil and gas production amounted to 329,000 boe/d, some 4% lower than in Q4/05, mainly due to the natural decline in oil production, the sale of our assets in Ecuador and the fact that production from Venezuela is no longer consolidated.

In **Refining and Marketing (R&M)** clean EBIT was up by EUR 39 mn compared to Q4/05. Improved results in the petrochemicals business and a good Marketing result offset the impact of a much weaker market environment in bulk refining.

In the **Gas** segment clean EBIT was boosted mainly by the significant contribution of Petrom's gas marketing activities (not included in Q4/05) and the first time full consolidation of EconGas. A significant contribution came from the storage business, which was supported by increased storage capacities sold.

January – December 2006

Oil prices in 2006 were very volatile, showing a steep decline from their peak in August. However, the average crude price was significantly higher than in 2005, resulting in strong E&P results in 2006, which compensated for the weaker downstream environment. Bulk margins improved in Q2 however, they fell again in Q3 and Q4, with the average margin for the full year significantly below the 2005 level. Petrochemical margins showed a largely positive trend during the course of the year. Overall, the Group generated a strong financial performance. **Group EBIT** of EUR 2,061 mn was 5% above the level of 2005, while the EBIT contribution of **Petrom** rose by 16% to EUR 677 mn. **Net income from investment activities** was up 85%, reflecting the strong contribution from our gas affiliate EconGas in Q1 to Q3, as well as an excellent performance at Borealis and the inclusion of the 34% stake in Petrol Ofisi starting from Q3. **Net income after minorities** of EUR 1,383 mn was 10% above 2005. **Clean EBIT** declined by 2% to EUR 2,257 mn after excluding mainly exceptional income from the disposal of offshore drilling rigs in Petrom, which were identified as non-core assets, and exceptional charges relating to asset write-downs and restructuring. **Petrom's** clean EBIT contribution thus stood at EUR 810 mn, up by 1%. **Clean net income after minorities** was EUR 1,521 mn and **clean EPS** were EUR 5.10, 9% higher than in 2005.

As of 2006, **Petrom's results** are no longer presented as a separate business segment, with its EBIT now reported within the E&P, R&M and Gas segments. However, to maintain the same level of disclosure, Petrom's contribution within the individual segments is also shown separately.

In **Exploration and Production** clean EBIT increased by 15%, reflecting significantly higher oil and gas prices. As a result of the asset sales undertaken as part of the Group's portfolio rationalization, and lower production in Romania, the Group's oil and gas production stood at 324,000 boe/d, 4% below last year.

In **Refining and Marketing** clean EBIT was down 64%, reflecting a weaker margin environment in bulk refining. The petrochemicals and marketing businesses both recorded improved results during the year, supported by stronger margins in the second half of 2006. High crude prices adversely impacted results, increasing the cost of own energy consumption in the refineries, in particular at Petrom, where the level of energy consumption is significantly above western standards. In March, and separately in July, fires occurred at the Schwechat refinery, and as a result, throughput was reduced until Q3/06.

In the **Gas** segment clean EBIT more than doubled mainly due to the first-time inclusion of the gas marketing activities of Petrom and the first time full consolidation of EconGas in Q4/06. A positive development in the storage and transportation business also boosted the results.

Significant events in Q4/06

In October OMV started delivery of commercial quantities of gas and condensate from New Zealand's gas field Pohokura, the country's second largest gas field. With Pohokura on stream, OMV has increased its total production in New Zealand by about 10,000 boe/d, becoming the third largest producer in the New Zealand natural gas market.

On October 4, OMV announced the completion of the sale of its E&P assets in Ecuador to its Joint Venture Partners Perenco and Burlington Resources Oriente Ltd. OMV's share of production was some 5,000 bbl/d in 2005. The disposal is part of OMV's portfolio rationalization.

In November OMV successfully completed the extension of the Trans Austria Gasleitung (TAG). With this extension the transport capacity of natural gas was increased from 37 bcm to 41 bcm. TAG runs from Baumgarten in Lower Austria to the Italian border in Arnoldstein, Carinthia.

On November 6, OMV announced a four year investment program in Bavaria of EUR 1.1 bn. Of the total amount EUR 640 mn will be invested in the Burghausen refinery, mainly in the petrochemical expansion, EUR 315 mn in the extensive restructuring program for the Bayernoil refining network and EUR 180 mn in the retail and commercial business.

Also in November, OMV was awarded exploration acreage in Egypt, thereby expanding its existing North African E&P core region, which previously comprised Libya and Tunisia.

On December 5, Werner Auli was appointed a new member of the OMV Executive Board and as of January 1, 2007, he takes over responsibility for the Company's Gas division.

OMV started oil production with early production facilities in Block S2 (Al Uqlah) in Yemen on December 23. The initial daily production rate was around 500 bbl, and production should be increased to 14,000 bbl/d (OMV share) by 2009/2010. Proved reserves of the field amount to approximately 22 mn bbl (OMV share).

Due to the increase in OMV's weight in the EconGas joint venture resulting from the transfer of its long-term gas contracts with Russia, as of Q4/06 EconGas has been fully consolidated within the Group.

Outlook 2007

The focus in 2007 will remain on further driving the restructuring program of **Petrom** as well as its integration into the OMV Group. The main effort of the modernization process in E&P will be the re-completion of oil producing wells, which started with a test phase in 2006. It is scheduled to complete this program by the end of 2008, with first successes becoming already apparent towards the end of 2007. In the Petrom refineries gradual improvements due to the current restructuring investments are expected, but it is estimated that the most significant earnings improvements will not become visible until after the completion of the large investments in 2011. A major step forward will be made in 2007 through the full implementation of the SAP IT system in Petrom. We have managed to implement OMV standard-processes in Petrom and modernized the complete IT-landscape of Petrom in less than three years.

We expect the main market drivers (crude price, refining margins and the US dollar exchange rate) to remain highly volatile in 2007. We expect average **crude prices** in 2007 to be at lower levels than 2006, although with considerable short-term fluctuations. In 2007, the spread between Brent and Urals prices, which has been unusually wide for the last two years, is expected to be slightly below the 2006 level. Regarding the **USD exchange rate**, we expect the dollar to weaken slightly in comparison to last year. We foresee **refining margins** on a similar level to 2006.

In **E&P** we expect a slight increase after the declining production in 2006, supported by the start of production of fields in New Zealand and Yemen at the end of 2006. The investment priorities for 2007 will be the development of the Strasshof gas field (Austria), the oil fields Maari (New Zealand), Komsomolskoe (Kazakhstan) and the oil field in Block S2 (Yemen), the oil discoveries in Libya and the final works for the gas field Pohokura (New Zealand). In Romania, high investments in the modernization of the production facilities in order to substantially enhance the efficiency of the production process and to decrease production costs will continue. The environment for further acquisitions is very challenging and competitive due to high oil price levels; however, we are continuously evaluating possible projects.

In the **R&M** segment three major refinery shutdowns are planned for 2007: a one-month turnaround in Arpechim (extension of the interval between the shutdowns from two to four years) and a shutdown for maintenance of the distillation plant in Schwechat, lasting for approximately one month, in Q2. In Q4 the complete site at Burghausen will be shut down for a turnaround lasting six weeks. Due to this shutdown the interval between the shutdowns will be prolonged by 1.5 years to as much as seven years. In the course of these works, the petrochemical capacity expansion will also be put into operation. Due to the planned shutdowns, the Group's total utilization rate will be

below the level of 2006. The focus of investment in the refineries in 2007 will be the modernization of the Petrobrazi refinery, the completion of the cracker extension in Burghausen and the construction of a thermal cracker in Schwechat in order to be able to use more heavy crude and at the same time to reduce the amount of heavy fuel oil in the product slate. At Bayernoil an extensive restructuring program will be implemented, which will lead to the closure of the site in Ingolstadt in order to implement an improved plant configuration and to secure the refinery network on a long-term basis. Furthermore, preparatory work for the construction of the ethylene pipeline in southern Germany will be undertaken. We do not foresee improved margins in Marketing in 2007. Due to the further expansion of the filling station network in the European growth markets and a modernization of Petrom's filling stations, sales volumes in Marketing should increase slightly.

In the **Gas** segment, the internationalization will be consistently further implemented in 2007. The marketing and trading business is expected to be strengthened further by the presence of the sales and trading subsidiary EconGas in Germany and Italy as well as by the growth of Petrom's gas business in Romania. In the logistics business Austria's significance as one of the central European turntables is further increased by the extension of transit pipelines, the fast growth of the gas hub in Baumgarten and the planned storage projects. The Nabucco project, which is now one of the key European infrastructure projects under evaluation, further increases the importance of this hub. This pipeline aims to securing an alternative natural gas supply to Europe via a connection to the Caspian region. The project is still in the development phase, during which all technical, legal, commercial and financial issues are being investigated. Feasibility studies for the Adria LNG project and for building a gas power plant in Romania are scheduled for 2007. An entry in new sales and trading markets within Europe's growth belt is evaluated.

Annual average **investments** of approximately EUR 2 bn, of which around EUR 900 mn are dedicated to Petrom, are planned over the next few years in order to maintain growth momentum and continue the modernization of Petrom's operations. Major acquisitions are not included in this figure. All investment decisions are taken on a value-based approach, which is essential if we are to meet our target of a 13% ROACE over the course of the business cycle, given average market indicators.

Q3/06	Q4/06	Q4/05	Δ%	in EUR mn	2006	2005	Δ%
4,870	5,156	4,561	13	Sales [1]	18,970	15,580	22
421	425	462	(8)	EBIT E&P	1,908	1,594	20
72	(44)	(101)	(56)	EBIT R&M	121	411	(71)
25	49	22	123	EBIT Gas	135	68	98
–	–	–	n.a.	EBIT Chemicals	–	6	n.a.
(13)	(35)	(51)	(31)	EBIT Corporate	(103)	(121)	(14)
505	**394**	**332**	**19**	**EBIT Group**	**2,061**	**1,958**	**5**
453	484	541	(10)	Clean EBIT E&P [2]	1,974	1,718	15
75	40	[illegible]	n.m.	Clean EBIT R&M [2]	219	604	(64)
25	49	18	170	Clean EBIT Gas [2]	135	67	103
–	–	–	n.a.	Clean EBIT Chemicals [2]	–	6	n.a.
(12)	(12)	(23)	(49)	Clean EBIT Corporate [2]	(71)	(89)	(20)
542	**561**	**537**	**5**	**Clean EBIT [2]**	**2,257**	**2,305**	**(2)**
544	444	357	24	Income from ordinary activities	2,156	1,948	11
433	321	262	23	Net income	1,658	1,496	11
369	295	237	25	Net income after minorities	1,383	1,256	10
401	411	335	23	Clean net income after minorities	1,521	1,391	9
1.24	0.99	0.79	25	EPS in EUR	4.64	4.21	10
1.35	1.38	1.12	23	Clean EPS in EUR	5.10	4.66	9
662	295	302	(2)	Cash flow from operating activities	2,027	2,108	(4)
2.22	0.99	1.01	(2)	CFPS in EUR	6.80	7.06	(4)
–	–	–	n.a.	Dividend per share in EUR [3]	1.05	0.90	17
–	–	–	n.a.	ROFA (%)	27	29	(5)
–	–	–	n.a.	ROACE (%)	18	20	(6)
–	–	–	n.a.	ROE (%)	20	22	(12)
44,319	40,993	49,919	(18)	OMV employees	40,993	49,919	(18)
39,043	35,813	44,693	(20)	thereof Petrom	35,813	44,693	(20)

[1] Sales excluding petroleum excise tax
[2] Adjusted for exceptional, non-recurring items; figures 2005 exclude results from discontinued operations
[3] Proposal to the Annual General Meeting for 2006

Exploration and Production (E&P)

Q3/06	Q4/06	Q4/05	Δ%	in EUR mn	2006	2005	Δ%
1,062	983	1,042	(6)	Segment sales	3,968	3,444	15
421	425	462	(8)	EBIT	1,908	1,594	20
(32)	(59)	(79)	(25)	Special items	(66)	(124)	(47)
453	484	541	(10)	Clean EBIT	1,974	1,718	15

Q3/06	Q4/06	Q4/05	Δ%	Key performance indicators	2006	2005	Δ%
28.5	30.2	31.4	(4)	Total hydrocarbon production in mn boe	118.4	123.3	(4)
310,000	329,000	342,000	(4)	Total hydrocarbon production in boe/d	324,000	338,000	(4)
15.2	15.5	16.9	(8)	Crude oil and NGL production in mn bbl	61.6	65.6	(6)
74.4	82.7	81.4	2	Natural gas production in bcf	317.6	322.4	(1)
69.60	59.60	56.90	5	Average Brent price in USD/bbl	65.14	54.38	20
61.84	54.28	54.92	(1)	Average realized crude price in USD/bbl	58.07	49.78	17
48.07	77.74	67.98	14	Exploration expenditure in EUR mn	200.48	150.65	33
37.66	85.43	74.24	15	Exploration expenses in EUR mn	170.91	132.21	29
11.71	11.30	11.19	1	OPEX in USD/boe	11.15	10.46	7

Relevant 2005 figures adopted as including Petrom.

Thereof Petrom (included above)

Q3/06	Q4/06	Q4/05	Δ%	in EUR mn	2006	2005	Δ%
221	196	224	(13)	EBIT	972	791	23
(5)	(67)	(64)	4	Special items	(49)	(100)	(51)
226	263	288	(9)	Clean EBIT	1,020	891	14

Q3/06	Q4/06	Q4/05	Δ%	Key performance indicators	2006	2005	Δ%
197,000	205,000	220,000	(7)	Total hydrocarbon production in boe/d	204,000	217,000	(6)
8.9	8.8	10.0	(13)	Crude oil and NGL production in mn bbl	35.6	38.6	(8)
1.4	1.5	1.6	(1)	Natural gas production in bcm [1]	6.0	6.2	(3)
65.81	56.48	54.07	4	Average Urals price in USD/bbl	61.35	50.87	21
58.95	51.07	55.56	(8)	Average realized crude price in USD/bbl	55.51	49.43	12
118.99	140.85	104.74	34	Regulated domestic gas price for producers in USD/1,000 cbm	122.02	94.34	29
14.32	14.23	14.48	(2)	OPEX in USD/boe	13.87	13.10	6

[1] Reported in bcm, as gas prices in Romania are based on cbm

Fourth quarter 2006 (Q4/06)

- **Production start of gas field Pohokura in New Zealand and oil field in Yemen**
- **Production volumes seasonally higher than in Q3/06 mainly in Romania**
- **OPEX still at high levels due to restructuring efforts in Romania, cost inflation within the industry, FX rates and lower production volumes**
- **Step up in exploration expenditures mainly in Austria, Bulgaria and the UK**

Segment sales decreased despite higher price levels due to weaker USD-FX-rates and lower sales volumes. The Group's realized/Brent-price differential increased to USD 5.3/bbl from USD 2.0/bbl in Q4/05 as Petrom's internal transfer prices have been adjusted as of January 1 to reflect the higher than average own energy consumption in the two Petrom refineries. This resulted in an additional discount of about USD 3/bbl compared to 2005. The Group's average **realized crude price** decreased by 1%. The Group's average **realized gas price** was up by 16% compared to Q4/05, reflecting not only international high price levels but also the increase of the regulated gas prices in Romania as of November 11, 2006.

EBIT decreased by 8% compared to Q4/05 due to a lower contribution from Petrom but also due to higher exploration expenses. This includes special items of about EUR 59 mn which relate mainly to restructuring provisions for Petrom as well as to special profit from the sale of an oil field in Tunisia. Excluding special items **clean EBIT** was 10% below last year's level.

Production costs excluding royalties (OPEX) in USD/boe increased by 1% compared to Q4/05. OPEX in Petrom was 2% below last year's level, due to fluctuations associated with ongoing projects that cannot be evenly allocated over the quarters. Petrom's total lifting costs of USD 21.1/boe exceeded last year's level by only 1%, despite the industry wide cost inflation.

Exploration expenditure exceeded the level of Q4/05 due to the gradual step-up of activities in Romania but also due to higher exploration in Austria, the UK and Bulgaria.

Total production of oil, NGL (natural gas liquids) and gas decreased by 4% mainly due to asset disposals and the natural decline in Romania. Q4/05 volumes also included the whole of 2005's crude production from Kazakhstan, as reliable output data had not previously been available. **Oil and NGL production** was 8% below Q4/05 mainly due to the above mentioned impact of Kazakhstan and lower volumes in Romania as natural decline had not yet been offset by improved reservoir management and exploration successes. **Gas production** increased by 2%. On September 30, 2006, production started at the Pohokura gas field in New Zealand. The initial production rate is expected to gradually built up to approximately 10,000 boe/d (OMV share).

Compared to Q3/06 clean EBIT increased by 7%, while reported EBIT remained at the same level. While **Brent** decreased by USD 10.0/bbl, the Group's realized crude price only fell by USD 7.6/bbl. Although results were adversely impacted by higher exploration expenditures and lower oil prices, seasonally higher production and lifting volumes as well as higher gas prices, in particular in Romania, more than offset this. **Production volumes** increased due to seasonally higher gas volumes mainly in Romania and the production start of Pohokura. Oil volumes were slightly above Q3/06 as production in Schiehallion (Q3/06: unscheduled shutdown of the FPSO for 5 weeks) was back on track and production volumes in Libya increased, due to the inclusion of tax barrels (gross up) starting with Q4/06. **OPEX** in USD/boe was below last quarter's level, due to higher production volumes, but also due to fluctuations associated with ongoing projects that cannot be evenly allocated over the quarters.

January – December 2006

As of 2006 Petrom's E&P business is included in the segment results. To enable comparability the relevant 2005 E&P figures have been adjusted accordingly. However, as of January 1, 2006, the gas marketing activities in Romania have been transferred out of Petrom's E&P business, thereby reducing E&P results from 2006 onwards.

Segment sales increased due to higher price levels. The Company's average **realized crude price** showed an increase of 17%, mainly reflecting the increases in the Brent and Urals prices. The realized/Brent price differential widened to USD 7.1/bbl from USD 4.6/bbl in 2005. As of January 1, 2006, an adjustment was made to the transfer price arrangements for crude transferred out of Petrom's E&P to the R&M business as mentioned above. The Group's average **realized gas price** increased by 25%, thereby reflecting the overall high price environment in international gas markets.

EBIT increased by 20% mainly due to higher price levels which were only partly offset by lower volumes and overall higher cost levels. The charge resulting from the period-end mark to market of hedging activities was only EUR 0.1 mn, compared to a charge of EUR 17.5 mn in 2005. The slightly weaker USD compared to 2005 negatively affected the results.

In Q1/06, as part of Petrom's divestment program for non-core activities, 6 off-shore mobile drilling units were sold, resulting in book gains. This was more than offset by the write-off in Kazakhstan in Q2/06 and the write-off of the Venezuelan asset in Q3/06 as well as the personnel related costs booked in Q4/06. In total net special expenses were EUR 66 mn.

Production costs excluding royalties (OPEX) in USD/boe increased by 7%, driven by generally higher costs within the industry due to higher service cost and lower production volumes. Petrom's total lifting costs increased by 9% to USD 21.6/boe.

Exploration expenditure exceeded the level of 2005, mainly due to increased activities in Austria, Tunisia, Libya, Romania and Bulgaria.

Total production of oil, NGL and gas decreased by 4%, mainly due to the lower volumes of Petrom. **Oil and NGL production** was below 2005 due to the sale of assets in Ecuador and Qatar and the deconsolidation of volumes in Venezuela, lower volumes in the UK and Romania due to natural decline, not yet offset by improved reservoir management and exploration successes. **Gas production** decreased mainly due to lower volumes of Petrom, which could not be offset by higher volumes in Austria, Pakistan and New Zealand.

As of December 31, 2006, the **proved oil and gas reserves** were 1,289 mn boe (thereof 940 mn boe Petrom). Thus the reserve replacement rate based on a three-year average was 406%.

Refining and Marketing (R&M)

Q3/06	Q4/06	Q4/05	Δ%	in EUR mn	2006	2005	Δ%
4,709	4,248	4,316	(2)	Segment sales	17,253	15,081	14
72	(44)	(101)	(56)	EBIT	121	411	(71)
36	63	27	130	thereof petrochemicals west	128	108	19
(4)	(84)	(102)	(18)	Special items	(98)	(192)	(49)
75	40	1	n.m.	Clean EBIT	219	604	(64)

Q3/06	Q4/06	Q4/05	Δ%	Key performance indicators	2006	2005	Δ%
4.52	3.76	6.04	(38)	OMV indicator refining margin in USD/bbl	4.47	6.04	(26)
6.26	6.69	6.10	10	Refining input in mn t	25.12	24.38	3
90	97	91	7	Utilization rate refineries in %	92	90	2
5.87	5.90	5.53	7	Refining sales volumes in mn t	22.97	22.00	4
0.54	0.56	0.52	8	thereof petrochemicals in mn t	2.17	2.02	8
4.96	4.77	4.41	8	Marketing sales volumes in mn t	18.53	17.44	6
2,509	2,540	2,451	4	Marketing retail stations	2,540	2,451	4

relevant 2005 figures adopted as including Petrom

Thereof Petrom (included above)

Q3/06	Q4/06	Q4/05	Δ%	in EUR mn	2006	2005	Δ%
(45)	(155)	(165)	(6)	EBIT	(338)	(208)	62
–	(76)	(43)	79	Special items	(84)	(123)	(32)
(45)	(79)	(123)	(35)	Clean EBIT	(254)	(86)	197

Q3/06	Q4/06	Q4/05	Δ%	Key performance indicators	2006	2005	Δ%
4.19	2.40	4.52	(47)	OMV indicator refining margin east in USD/bbl	4.01	5.29	(24)
1.74	1.69	1.50	13	Refining input in mn t	6.86	6.40	7
86	84	75	12	Utilization rate refineries in %	86	80	7
1.57	1.57	1.29	22	Refining sales volumes in mn t	6.17	5.60	10
0.10	0.09	0.13	(32)	thereof petrochemicals in mn t	0.39	0.55	(29)
1.46	1.52	1.16	31	Marketing sales volumes in mn t	5.75	5.07	13
677	804	635	27	Marketing retail stations	804	635	27

Fourth quarter 2006 (Q4/06)

- **Significant decrease in bulk refining margins burdened Q4/06 result**
- **Excellent petrochemicals result west due to higher monomer margins and increased volumes**
- **Marketing business benefited from higher retail sales**
- **Despite challenging bulk margin environment overall Q4/06 R&M result clearly above last year**

R&M segment sales remained almost at the same level as in Q4/05. Regardless of the sharp decline in bulk margins, **EBIT** came in significantly above last year's quarter, reflecting positive developments in petrochemicals west and the Marketing business. Petrom's refineries suffered from lower margins, which was partly offset by higher volumes and first improvements in the product mix. **Clean EBIT** has improved considerably – it excludes special charges of EUR 84 mn mainly resulting from the restructuring activities at Petrom.

The **bulk refining** result dropped due to lower refining margins (OMV indicator refining margin down by 38% compared to Q4/05). The OMV indicator refining margin west of USD 4.25/bbl was some 37% below Q4/05. Warm weather in the north Atlantic area and high product availability led to the squeeze in refining margins. Middle distillate and HFO spreads were lower than in the same quarter last year. This had a larger impact on the OMV indicator refining margin east, which reached its year low in Q4/06. The Refining business of Petrom continued to suffer from this weak margin environment. Product slate improvements and the increase in volumes could not fully offset the decline in margins. The high volatility of crude and product prices led to adverse inventory effects in the Refining business.

Overall **capacity utilization** jumped by 6 percentage points compared to Q4/05, mainly due to the turnaround at Petrobrazi in the previous year and due to the necessity to build-up stock for the planned shutdown at Schwechat in Q2/07. Capacity utilization in Petrom was significantly higher than in Q4/05 – the scheduled shutdown of the crude distillation unit in Petrobrazi had no significant impact on production and sales, whereas Q4/05 was affected by a major turnaround in this refinery. Total **refining sales** were 7% above last year's level: within this, refining sales at Petrom showed the highest increase.

The **petrochemicals** result west (excluding Petrom) was excellent as monomer margins increased by 22%, mainly due to lower naphtha prices. **Petrochemical sales volumes** increased compared to Q4/05 as a consequence of the capacity increase in Schwechat in Q3/05.

The **Marketing** result was affected by restructuring expenses in Petrom; nevertheless, it came in far above the Q4/05 level, based on higher volumes and better margins. The warm weather had a positive effect on the – from a seasonal point of view – normally weaker quarter. A higher contribution from the non-oil business also helped. Marketing volumes were up year on year, driven by 10% higher retail volumes mainly as a consequence of the higher number of filling stations and the increased efficiency of the retails station network. Higher volumes in Petrom were also a result of improved station management and an upgrade of more than 40 stations to PetromV. As of December 31, 2006, OMV's overall **retail network** had increased by 4%, mainly due to the higher number of filling stations in the Czech Republic.

Compared to Q3/06 EBIT declined significantly, mainly due to lower bulk margins and adverse inventory effects, which could not be compensated by an excellent petrochemical result west.

After the end of the Summer driving season, Marketing business saw a lower decline in the margin and volumes than usual in Q4 due to the warm weather in combination with favorable price conditions and shortages on the product market.

January – December 2006

Since the beginning of the year Petrom's R&M business has been included in the results for the R&M segment. To enable comparability, the relevant 2005 R&M figures have been adjusted accordingly.

As of January 1, 2006, the transfer price arrangements for crude transferred from E&P to the R&M business were adjusted in order to reflect the higher-than-average own energy consumption in the two Petrom refineries resulting in a discount of about USD 3/bbl compared to 2005.

In 2006 **R&M segment sales** increased by 14%, mainly due to higher product prices as well as higher sales volumes in both Refining and Marketing.

EBIT was volatile during 2006 and was in aggregate notably below 2005, reflecting the significantly weaker environment in bulk as well as adverse crude inventory effects (compared to 2005), which more than offset positive developments in the petrochemicals and Marketing businesses. In addition, high crude prices had an adverse impact on the cost of own energy consumption, in particular at Petrom. **Clean EBIT** was down 64% and excludes net special charges of EUR 98 mn mainly resulting from restructuring provisions at Petrom and asset write-offs as well as a provision for litigation in Serbia..

The **bulk refining** result dropped due to lower refining margins (OMV indicator refining margin down by 26%). Results at the Petrom Refining business were negative, as the OMV indicator refining margin east dropped by 24%. However, technical adjustments helped to improve the product quality of diesel. OMV's **refining input** showed a slight increase compared to 2005. Mainly due to higher utilization at the Petrom refineries the overall **capacity utilization** was improved to 92% despite the two fire incidents in Schwechat. Total **refining sales volumes** were up 4%, supported mainly by increased refining sales at Petrom – mainly a consequence of the turnaround in Petrobrazi in 2005.

Despite higher energy costs, the **petrochemicals** result west (excluding Petrom) was significantly better than in 2005 because of higher margins and volumes. **Petrochemical sales volumes** increased as considerably higher volumes from Schwechat (due to the capacity increase) more than offset lower volumes of the Petrom refineries. Petrochemical margins improved during 2006, whereas 2005 was affected by volatile monomer margins.

The **Marketing** result improved significantly compared to 2005. Margins in the overall retail sector were under pressure in the first half of 2006, but partly recovered in the second half of the year. Marketing volumes grew by 6%, driven by higher retail volumes as a consequence of the increased number of filling stations (mainly in the Czech Republic) and helped by a higher contribution from the non-oil business.

Q3/06	Q4/06	Q4/05	Δ%	in EUR mn	2006	2005	Δ%
234	1,069	245	335	Segment sales	2,071	803	158
25	49	22	123	EBIT	135	68	98
(0)	(0)	4	n.m.	Special items	(1)	1	n.m.
25	49	18	170	Clean EBIT	135	67	103

Q3/06	Q4/06	Q4/05	Δ%	Key performance indicators	2006	2005	Δ%
2.35	4.07	2.90	40	Combined gas sales volumes in bcm	14.11	8.91	58
622,803	811,180	661,915	23	Average storage capacities sold in cbm/h	672,400	579,625	16
1,592	1,595	1,537	4	Total gas transportation capacity sold in mn cbm/h*km	1,587	1,532	4

Thereof Petrom (included above)

Q3/06	Q4/06	Q4/05	Δ%	in EUR mn	2006	2005	Δ%
7	9	–	n.a.	EBIT	44	–	n.a.
7	9	–	n.a.	Clean EBIT	44	–	n.a.
0.94	1.56	–	n.a.	Gas sales volumes in bcm	4.97	–	n.a.

Fourth quarter 2006 (Q4/06)

- **Significantly improved storage business**
- **Full consolidation of EconGas contributed EUR 17 mn to EBIT**
- **Lower sales volumes due to relatively warm weather and reorganization of Russian supply contracts**

EBIT was up by 123% compared to Q4/05 due to the first time inclusion of the gas marketing activities of Petrom as of January and due to the full consolidation of EconGas starting with Q4/06.

Earnings in the **marketing and trading business** benefited from the additional volumes of Petrom and EconGas. Due to the relatively warm weather and the reorganization of the Russian import contracts, sales volumes decreased. In November 2006 the Russian import contracts were extended to 2027 and are now handled via EconGas. Part of the volume was transferred to GWH and Centrex, therefore these quantities are no longer shown in OMV's Gas segment.

The obligation to supply a consumer basket (i.e. requirement to sell a certain percentage of import gas) to eligible customers had an increasing negative effect on Petrom's results since the import quota increased in Q4 and was only partly offset by higher gas sales prices. As a consequence sales margins declined. The import price increased in Q4/06 to USD 315/1,000 cbm and the regulated gas price for industrial customers in Romania rose to USD 314/1,000 cbm. The regulated domestic gas price for producers was USD 140.85/1,000 cbm.

The **transport business** profited from higher transportation volumes. Total gas **transportation capacity sold** increased compared to Q4/05, primarily due to a new compressor station on the West-Austria gas pipeline (WAG).

A significant contribution to overall EBIT came from the **storage business** as long-term storage contracts terminated last year have been replaced by new short- and mid-term contracts. In addition, OMV succeeded in closing some new long-term contracts. The average storage capacity sold was significantly above last year's level, and also above Q3/06.

Compared to **Q3/06**, results increased significantly due to seasonally higher gas sales volumes and the full consolidation of EconGas. The total gas transportation capacity sold remained stable in comparison to Q3/06.

January – December 2006

In 2006 OMV's E&P segment strengthened its international orientation by implementing a new organizational structure comprising two business fields: logistics (transport and storage business), and marketing and trading. As of January 1, the gas marketing activities have been transferred out of Petrom's E&P business and are reported

in marketing and trading within the Gas segment. Thus the entire gas volumes sold by E&P previously are transferred to Petrom's Gas business. The transfer price is based on the domestic gas price for producers, allowing reasonable trading margins to reflect the risks of distribution borne by Petrom's Gas division.

EBIT increased by 98% mainly due to the inclusion of the gas marketing activities of Petrom from the start of 2006 and the full consolidation of EconGas starting with Q4/06. Furthermore, the significantly improved storage and the solid transportation business contributed positively.

The relatively warm weather during the end of the year and the reorganization of the Russian contracts resulted in slightly weaker gas sales volumes. This has been offset by additional [illegible] sales volumes and the full consolidation of Econ[illegible] to significantly higher results in marketing and trading. From November 2006 onwards, part of the Russian import volumes are handled by GWH and Centrex and are therefore no longer shown in OMV's Gas division.

The **transport business** benefited from higher transport volumes. Total gas **transportation capacity sold** increased by 4%, primarily because of increased volumes on the WAG due to the new compressor station.

The **storage business** result significantly exceeded last year's level due to the fact that OMV was able to sell its entire storage capacity and that the overall storage capacity utilization was significantly higher than in 2005.

Income statement

Q3/06	Q4/06	Q4/05	Consolidated statement of income in EUR mn	2006	2005
6,083.78	**6,385.19**	**5,708.35**	**Sales including petroleum excise tax**	**23,642.53**	**19,849.44**
(1,213.92)	(1,228.95)	(1,146.95)	Petroleum excise tax	(4,672.16)	(4,269.74)
4,869.87	**5,156.24**	**4,561.40**	**Sales revenues**	**18,970.37**	**15,579.70**
(45.70)	(66.24)	(26.71)	Direct selling expenses	(221.84)	(200.92)
(3,936.49)	(4,105.46)	(3,667.75)	Costs of sales	(15,021.26)	(11,940.75)
887.68	**984.54**	**866.94**	**Gross profit**	**3,727.27**	**3,438.03**
34.00	63.86	21.81	Other operating income	265.87	456.69
(217.84)	(264.54)	(325.30)	Selling expenses	(913.86)	(910.08)
(67.95)	(76.02)	(67.79)	Administrative expenses	(297.09)	(303.32)
(37.66)	(85.43)	(74.24)	Exploration expenses	(170.91)	(132.21)
(1.68)	(8.06)	(2.55)	Research and development expenses	(13.24)	(12.19)
(91.57)	(219.90)	(86.92)	Other operating expenses	(537.02)	(578.54)
504.99	**394.45**	**331.96**	**Earnings before interest and taxes**	**2,061.02**	**1,958.37**
62.77	58.97	32.48	Income from associated companies	184.65	101.74
2.64	1.95	2.23	Income from other investments	25.76	11.97
(23.55)	(8.27)	(13.81)	Interest expenses	(108.76)	(124.04)
(2.95)	(3.30)	4.13	Other financial income and expenses	(6.45)	(0.34)
38.91	**49.35**	**25.03**	**Net financial result**	**95.20**	**(10.67)**
543.89	**443.80**	**356.99**	**Profit from ordinary activities**	**2,156.23**	**1,947.70**
(118.60)	(108.77)	(104.00)	Taxes on income	(506.28)	(487.81)
425.29	**335.03**	**252.99**	**Profit from ordinary activities post tax**	**1,649.94**	**1,459.88**
7.70	(13.56)	9.17	Results from discontinued operations net of tax	8.30	35.99
432.99	**321.47**	**262.16**	**Net income for the period**	**1,658.24**	**1,495.87**
368.86	**294.74**	**236.74**	**thereof attributable to own shareholders**	**1,382.60**	**1,256.13**
64.14	26.73	25.42	thereof attributable to minority interests	275.64	239.75
1.24	**0.99**	**0.79**	**Basic earnings per share in EUR**	**4.64**	**4.21**
–	**–**	**–**	**Dividend per share in EUR [1]**	**1.05**	**0.90**

[1] proposal to the Annual General Meeting for 2006

Q3/06	Q4/06	Q4/05	Δ%	in EUR mn	2006	2005	Δ%
65.40	60.92	34.71	76	Net income from investments	210.41	113.71	85
35.90	36.50	17.10	113	thereof Borealis	114.45	61.70	85
21.38	25.48	–	n.a.	thereof Petrol Ofisi	46.86	–	n.a.
0.70	(5.88)	1.15	n.m.	thereof AMI Agrolinz Melamine	(16.17)	1.71	n.m.
0.81	(1.00)	8.97	n.m.	thereof EconGas	25.26	22.93	10
2.26	2.60	3.31	(22)	thereof Oberösterreichische Ferngas	8.82	9.78	(10)

Fourth quarter 2006 (Q4/06)

The increase in **consolidated sales** compared to Q4/05 reflects the record oil and gas price environment. R&M represented 78% of total consolidated sales, Gas accounted for 18% and E&P for approximately 4% (sales in E&P being in large part intra-group sales rather than third party sales).

The **Group's EBIT** at EUR 394 mn was 19% above the level of Q4/05, as the increases in sales and in other operating income were higher than the increase in costs. The EBIT contribution of **Petrom** was EUR 50 mn, down by 15%. **Special charges of** EUR 167 mn included mainly restructuring costs in Petrom (EUR 123 mn) and

unscheduled depreciation (EUR 25 mn). **Clean EBIT** increased by 5% to EUR 561 mn; within this, the contribution of **Petrom's** clean EBIT was EUR 193 mn, up by 17%.

The EUR 24 mn improvement in the **net financial result** compared to Q4/05 reflects mainly higher income from investments. This is due to the significant contribution of Borealis and the inclusion of OMV's 34% stake in Petrol Ofisi.

The equity income of **Petrol Ofisi** was EUR 25 mn for Q4/06. This good result was driven by a strong market demand and positive FX effects. In Q4/06 Petrol Ofisi received a payment order regarding fines from the Energy Market Regulator (EMRA) amounting to approximately EUR 330 mn (USD 400 mn) relating to alleged deliveries of products to unlicensed dealers. Though the company vigorously challenged the fine it was agreed, in order to effectively pursue this challenge, to commence payments in installments. The competent court has decided in favor of a stay of execution of the fine on January 25, 2007.

On February 7, 2007, Petrol Ofisi received a tax assessment from the Turkish tax authorities. The assessment contains tax demands for 2004 and 2005 amounting to TRY 435 mn (EUR 239 mn). Dogan, Petrol Ofisi's largest shareholder and the seller of the 34% interest acquired by OMV, has agreed in the Shareholders' and Share Purchase Agreement to indemnify OMV for such tax-related damages and losses from the period prior to the sale. Petrol Ofisi, on the basis of independent legal advice, estimates the probability of success in any legal proceedings as high; therefore, no provision has been made in the 2006 accounts. Current taxes on income of the Group were EUR 131 mn and income from deferred taxes of EUR 22 mn was recognized in Q4/06. The effective **corporate income tax rate**, based on pre-tax profits, decreased to 25% compared to 29% in Q4/05 due to the strong contribution from investments consolidated at equity and the lower tax rate of Petrom.

Net income was 23% higher than in Q4/05 at EUR 321 mn. EUR 27 mn of this is attributable to minority interests (mainly to the 49% minority in Petrom) thus leading to a **net income after minorities** of EUR 295 mn up by 25% compared to Q4/05. **Clean net income after minorities** (excluding net income from discontinued operations) was EUR 411 mn. EPS for the quarter were EUR 0.99, while clean EPS after minorities reached EUR 1.38 (Q4/05: EUR 1.12; Q3/06: EUR 1.35).

Compared to Q3/06 sales grew by 6% mainly due to the full consolidation of EconGas. EBIT was down by 22%, however, clean EBIT increased by 4% reflecting a strong contribution from E&P and Gas. The increased net financial result mainly reflects an improved interest result and the strong results from Petrol Ofisi, more than compensating for higher expenses from investments. The corporate tax rate was 25% in Q4/06 and increased from 22% in Q3/06, mainly reflecting the effect from tax gross-up in Libya. Net income was 26% below Q3/06, and net income attributable to own shareholders declined by 20%.

January – December 2006

Consolidated sales increased by 22% compared to 2005 due to the record oil and gas price environment in 2006. R&M represented 85% of total consolidated sales, Gas accounted for 10% and E&P for approximately 4% (sales in E&P being in large part inter-company sales rather than third party sales).

The **Group's EBIT** of EUR 2,061 mn was 5% above 2005. Overall Group costs rose throughout the year due to general cost inflation in the industry and the high level of restructuring at Petrom. The EBIT contribution of **Petrom** was EUR 677 mn, exceeding last year's level by 16%. **Special expenses** were EUR 196 mn. Income from asset sales (EUR 70 mn), was more than offset by special charges for unscheduled depreciation (EUR 82 mn) and by restructuring expenses (EUR 143 mn) as well as insurance expenses (EUR 31 mn). **Clean EBIT** declined by 2% to EUR 2,257 mn, of which **Petrom's** clean EBIT contribution was EUR 810 mn.

Net income from investment activities reflects the significant contribution of EconGas especially in Q1 and of Borealis in Q2 to Q4, but also the dividend payment of MOL in Q2. In addition, the first time consolidation of Petrol Ofisi as of May 16, 2006, had a significant positive effect. The EUR 106 mn improvement in the **net financial result** reflects significantly higher income from investments as well as lower net interest expenses. **Profit from ordinary activities** increased by 11%. Current taxes on income amounted to EUR 490 mn and expenses from deferred taxes of EUR 16 mn were recognized in 2006. Thus **taxes on income** for the Group increased by 4% compared to 2005. The effective **corporate income tax rate** as a percentage of pre-tax profits was below last year's level of 25%, at 23%, as the negative impact of higher taxes in the UK and in Libya was more than compensated for by the positive effect of higher contributions of companies consolidated at equity and Petrom's contribution to overall Group results (corporate income tax rate in Romania is 16%).

Net income was 11% higher than in 2005. EUR 276 mn is attributable to minority interests (mainly to the 49% minority in Petrom) thus leading to a **net income after minorities** of EUR 1,383 mn, and thereby exceeding 2005 by 10%. **Clean net income after minorities** (excluding net income from discontinued operations) was EUR 1,521 mn. EPS were EUR 4.64, while clean EPS after minorities reached EUR 5.10, 9% higher than the EUR 4.66 recorded for 2005.

Balance sheet, capital expenditure and gearing

Consolidated balance sheet in EUR mn	Dec. 31, 2006	Dec. 31, 2005
Assets		
Non-current assets		
Intangible assets	195.81	143.58
Property, plant and equipment	7,732.13	6,838.12
Investments in associated companies	1,786.14	881.70
Other financial assets	1,598.46	1,586.96
	11,312.54	**9,450.36**
Receivables and other assets	**407.64**	**351.22**
	11,720.19	**9,801.58**
Deferred taxes	**60.42**	**24.67**
Current assets		
Inventories	2,028.58	1,603.32
Trade receivables	1,922.10	1,753.09
Other receivables and assets	384.98	234.89
Securities and investments	99.31	1.34
Cash in hand and at bank	1,564.26	1,951.26
Non current assets held for sale	24.18	81.19
	6,023.41	**5,625.08**
	17,804.02	**15,451.34**
Equity and liabilities		
Equity		
Capital stock	300.00	300.00
Reserves	6,679.05	5,591.59
Stockholders' equity	**6,979.05**	**5,891.59**
Minority interests	2,197.21	1,801.93
	9,176.26	**7,693.52**
Non-current liabilities		
Pensions and similar obligations	951.72	1,010.80
Bonds	491.44	1,039.48
Interest-bearing debts	489.96	209.71
Decommissioning and restoration obligations	1,489.24	1,357.54
Provisions	190.48	288.08
Other liabilities	80.88	71.77
	3,693.71	**3,977.37**
Deferred taxes	**287.32**	**220.32**
Current liabilities		
Trade payables	1,601.78	1,471.61
Bonds	47.79	136.15
Interest-bearing debts	1,264.45	441.21
Tax provisions	67.22	285.19
Other provisions	682.03	407.46
Other liabilities	982.99	786.63
Liabilities associated with assets held for sale	0.48	31.88
	4,646.73	**3,560.13**
	17,804.02	**15,451.34**

Capital expenditure increased significantly to EUR 2,518 mn (2005: EUR 1,439 mn). **E&P** invested EUR 732 mn (2005: EUR 526 mn) mainly in developing fields in Austria, New Zealand, Romania and Kazakhstan. Around half of the capital expenditure in **R&M**, amounting to EUR 1,648 mn (2005: EUR 855 mn), applies to the acquisition of the 34% stake in Petrol Ofisi. Furthermore there were investments in petrochemical projects in Burghausen as well as quality enhancement and restructuring projects mainly in Romania. As in 2005, R&M also invested in acquiring filling stations, and in expanding and modernizing existing retail networks. The main focus of investment in the **Gas** segment (EUR 36 mn) was centered on the West-Austria gas pipeline (WAG) expansion project. The bulk of the EUR 102 mn invested by **Co&O** went to IT projects and infrastructure mainly in Petrom.

Total assets grew by EUR 2,353 mn or 15% to EUR 17,804 mn mainly due to the investment in Petrol Ofisi but also as a consequence of the first time full consolidation of EconGas.

Equity increased in 2006 by approximately 19%, as revenue reserves improved due to the good results more than compensating for the impact of the share and convertible buy-backs as well as the dividend payments made by OMV Aktiengesellschaft and Petrom.

As equity increased more than total assets, the Group's **equity ratio** increased from 50% to 52%.

After the AGM approval in May, OMV started a share buy-back program and 4,695,400 shares were bought back at a weighted average share price of EUR 42.98 and used for the conversion of convertible bonds. The total number of own shares held by the Company amounted to 1,289,606 as of December 31, 2006. Following the conversion of convertible bonds, the **capital stock** now consists of 300,002,400 shares.

As of December 31, 2006, 1,158,629 convertibles had been bought back at an average price of EUR 453.83. The number of outstanding convertibles at end-December was 165,459, equivalent to 1,654,590 shares.

As of December 31, 2006, long- and short-term borrowings and bonds stood at EUR 2,294 mn (year end 2005: EUR 1,827 mn) while cash and cash equivalents (including current securities and investments) decreased to EUR 1,664 mn (year end 2005: EUR 1,953 mn). OMV had a **net debt** position of EUR 630 mn at the end of December 2006, compared to EUR 126 mn net cash at the end of 2005. As of December 31, 2006, the **gearing ratio** was 7% (year end 2005: (2)%).

Cash flows

Q3/06	Q4/06	Q4/05	Summarized statement of cash flows in EUR mn	2006	2005
432.99	321.47	262.16	Net income for year	1,658.24	1,495.87
196.46	228.15	225.41	Depreciation and amortization	809.55	793.98
(4.11)	(0.83)	12.80	Write-ups of non-current assets	(5.63)	(2.71)
2.53	(19.03)	(79.26)	Deferred taxes	19.03	17.86
4.30	(10.74)	8.63	Losses/(gains) on the disposal of non-current assets	(68.87)	10.99
(19.22)	80.89	(36.06)	Net change in provisions for pensions and severance payments	3.74	39.43
11.59	(27.38)	(110.50)	Net change in other long-term provisions and abandonment provision	(40.53)	(42.66)
(5.43)	(97.33)	(15.70)	Other adjustments	(155.91)	(65.77)
619.11	**475.20**	**267.48**	**Sources of funds**	**2,219.62**	**2,246.99**
161.92	38.28	86.01	(Increase)/decrease in inventories	21.34	(385.91)
7.66	360.12	226.26	(Increase)/decrease in receivables	72.20	(374.33)
(95.91)	(581.88)	(385.68)	(Decrease)/increase in liabilities	(173.13)	322.62
(31.18)	3.55	37.45	(Decrease)/increase in short-term provisions	(112.82)	248.72
—	—	70.02	Other changes	—	49.90
661.61	**295.26**	**301.54**	**Net cash from operating activities**	**2,027.21**	**2,108.00**
			Investments		
(206.46)	(492.00)	(328.82)	Intangible assets and property, plant and equipment	(1,376.47)	(1,213.86)
(69.64)	(40.79)	(322.92)	Investments, loans and other financial assets	(961.30)	(621.63)
0.00	(41.49)	(52.45)	Acquisitions of subsidiaries net of cash acquired	(161.92)	5.59
(6.56)	(51.61)	(10.45)	(Increase)/decrease in short-term financial assets	(48.82)	(11.61)
			Disposals		
11.82	183.55	66.66	Proceeds from sale of non-current assets	321.64	149.28
—	1.00	211.11	Proceeds from the sale of subsidiaries, net of cash disposed	1.00	358.10
(270.84)	**(441.33)**	**(436.87)**	**Net cash used in investing activities**	**(2,225.87)**	**(1,334.13)**
201.00	23.37	90.48	Increase in long-term borrowings	275.85	90.48
(149.08)	36.74	(118.99)	Repayments of/increase in long-term borrowings	(141.10)	(352.03)
(99.29)	(165.02)	—	Repurchase of convertible bonds	(525.11)	—
(29.65)	(153.83)	—	Repurchase of own shares	(201.79)	—
(492.89)	409.24	67.72	(Decrease)/increase in short-term borrowings	696.56	29.59
—	—	5.93	Group financing	—	—
(102.18)	(0.69)	(0.37)	Dividends paid	(377.62)	(133.97)
—	0.44	(4.56)	Capital introduced	0.49	0.42
(672.08)	**150.25**	**40.21**	**Net cash from financing activities**	**(272.73)**	**(365.51)**
13.79	42.02	(43.56)	Effect of exchange rate changes on cash and cash equivalents	84.39	76.37
(267.53)	**46.20**	**(138.68)**	**Net increase in cash and cash equivalents**	**(387.00)**	**484.73**
1,785.59	1,518.06	2,089.94	Cash and cash equivalents at beginning of period	1,951.26	1,466.53
1,518.06	**1,564.26**	**1,951.26**	**Cash and cash equivalents at end of period**	**1,564.26**	**1,951.26**

In Q4/06 **free cash flow** (defined as cash flow from operating activities less cash flow from investing activities) amounted to EUR 146 mn. As no significant dividend payments took place, free cash flow less dividend payments was at the same level (EUR 147 mn) in Q4.

Sources of funds were up mainly due to higher net income. The strong decrease in receivables was more than offset by an even higher decrease in liabilities. In Q4/06 **cash flow used in investment activities** mainly reflects investments in fixed assets. **Cash flow from financing activities** was again positive in Q4, mainly as a result of the increase of short- and long-term borrowings used to repurchase the convertible bonds and own shares in this quarter.


140%
120%
100%
80%
Q4/05
Q1/06
Q2/06
Q3/06
Q4/06
Brent
EUR/USD
EUR/RON

World crude demand grew at a moderate pace, expanding by 0.8 mn bbl/d or 1.0% to 84.5 mn bbl/d in 2006. A decline of 0.4 mn bbl/d in OECD demand was more than offset by a 1.2 mn bbl/d rise in consumption in non-OECD countries. Again, Asia and especially the Middle East were main drivers. **World crude production** outpaced global demand as well as the production of last year by 0.8% respectively, enabling inventory build-up of 0.8 mn bbl/d. With an output of 29.7 mn bbl/d crude and 4.7 mn bbl/d NGL OPEC had a market share of approximately 40%. OECD crude output shrank by 0.3 mn bbl/d.

The average **Brent** crude oil reference price was with USD 65.14/bbl nearly 20% above the price of 2005. After passing the USD 70/bbl mark in April, Brent hit a new all-time high of USD 78.69/bbl in August. The Lebanon conflict, the international community's concerns about the Iranian nuclear program, and uncertainty ahead of the hurricane season were the main factors behind the spot price run-up. By year-end prices unwound by about 25% to USD 58.93/bbl, showing only a slight premium to the level of year-end 2005.

Rotterdam (EUR denominated) petroleum product prices were 10% to 15% higher compared to 2005. The NWE refining margin was 24% lower, the Med Urals refining margin 1% lower than in the previous year.

On average the **US dollar (USD)** weakened versus the Euro (EUR) and the New Romanian Lei (RON) compared to last year. The **RON** strengthened against the EUR, the average rate in 2006 being 3.526 for EUR 1.

Q3/06	Q4/06	Q4/05	Δ%		2006	2005	Δ%
69.60	59.60	56.90	5	Average Brent price in USD/bbl	65.14	54.38	20
65.81	56.48	54.07	4	Average Ural price in USD/bbl	61.35	50.87	21
1.274	1.289	1.186	9	Average EUR/USD FX rate	1.256	1.244	1
3.542	3.479	3.638	(4)	Average EUR/RON FX rate	3.526	3.621	(3)
2.779	2.702	3.061	(12)	Average USD/RON FX rate	2.809	2.911	(3)
5.20	2.85	7.14	(60)	NWE refining margin in USD/bbl	4.85	6.38	(24)
5.38	4.02	5.41	(26)	Med Urals refining margin in USD/bbl	5.41	5.44	(1)

Source: Reuters


140%
120%
100%
80%
60%
Q1/06
Q2/06
Q3/06
Q4/06
OMV
ATX Prime
FTSE Global Energy
FTSE Eurotop 100

2006 was a successful year for OMV. Nevertheless, the share price reflected the volatile environment. The share price peaked at EUR 59.86 in January. At the last trading day in 2006 the share price was at EUR 42.99. Compared to EUR 49.50 at the last trading day in 2005 this implies a decline of 13%.

In **Q4/06** international financial markets posted gains again, with major indices moving up (FTSE Eurotop 100 +5%, Nikkei +7%, Dow Jones +7%). Austrian shares outperformed, causing the ATX to rise by 15%. In contrast to Q3/06, oil companies produced a positive return. The FTSE Global Energy Index (composed of the 30 largest oil and gas companies worldwide) increased by 5%. **OMV's share price** reflected the better sentiment towards oil companies gaining 5% in Q4/06 as well.

OMV share turnover volume on the Vienna Stock Exchange was EUR 5,418 mn in Q4/06, up 10% compared to Q3/06. This equates to 16% of the total turnover of the Vienna equity market. Compared to Q4/05, the turnover in OMV shares increased by 22%. The OTC (over the counter) turnover in Q4/06 for OMV shares was EUR 1,531 mn, a slight decrease of 1% compared to Q4/05. Turnover for the equity market of the Vienna Stock Exchange was EUR 33,342 mn in Q4/06 (Q4/05: EUR 21,305 mn). This increase of 56% shows national and international shareholders' ongoing confidence towards the Austrian market.

ISIN: AT0000743059	Market capitalization (December 28)	EUR 12,842 mn
Wiener Börse: OMV	Stock exchange turnover in Vienna of OMV shares (2006)	EUR 22,592 mn
Reuters: OMV.VI	Last (December 28)	EUR 42.99
Bloomberg: OMV AV	High (January 30)	EUR 59.86
ADR Level I: OMVKY	Low (September 21)	EUR 37.20
	Shares outstanding (as of December 28)	298.712.794
	Shares outstanding (weighted) in 2006	298.234.439
ISIN: AT0000341623	3.75% OMV Bond (2003-2010)	
ISIN: AT0000342647	1.5% OMV Convertible Bond (2004-2008)[1]	

[1] The outstanding convertible bonds were redeemed on February 21, 2007

Further information

OMV

Ana-Barbara Kunčič, Investor Relations — Tel. +43 1 40 440-21600; e-mail: investor.relations@omv.com
Bettina Gneisz, Press Office — Tel. +43 1 40 440-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press Office — Tel. +43 1 40 440-21660; e-mail: thomas.huemer@omv.com
Website: www.omv.com

Investor News in Q4/06:

2006-10-02 OMV rapidly expands E&P position in the New Zealand gas market
2006-10-04 OMV closed sale of E&P assets in Ecuador
2006-10-10 OMV Supervisory Board confirms OMV Strategy 2010 – merger between OMV and Verbund will not be pursued
2006-10-13 Fidelity holds less than 5.00% in OMV shares
2006-11-06 OMV: four year investment program in Bavaria of EUR 1.1 bn
2006-11-30 OMV awarded exploration acreage in Egypt
2006-12-05 Werner Auli new member of the OMV Executive Board as of January 1, 2007 – responsible for the gas segment
2006-12-12 OMV Future Energy Fund: Advisory Board gives green light for first projects
2006-12-27 OMV starts oil production in Yemen – new exploration licence awarded
2006-12-28 OMV and IPIC to bundle chemical activities into subsidiary Borealis

The detailed Investor News can be found at www.omv.com > Investor Relations > Data Desk > News Releases

Abbreviations:

bbl: barrel(s); bcf: billion cubic feet; bcm: billion cubic meters; bn: billion; boe: barrels of oil equivalent; boe/d: boe per day; cbm: cubic meter; cbm/h*km: cubic meter per hour times kilometer; E&P: Exploration and Production; EPS: earnings per share; EUR: Euro; m: meter; mn: million; n.a.: not available; n.m.: not meaningful; R&M: Refining and Marketing including petrochemicals; t: tons; USD: US dollar

Additional information according to IFRS

Sales

Q3/06	Q4/06	Q4/05	Δ%	in EUR mn	2006	2005	Δ%
1,062	983	1,042	(6)	Exploration and Production	3,968	3,444	15
4,709	4,248	4,316	(2)	Refining and Marketing	17,253	15,081	14
234	1,069	245	335	Gas	2,071	803	158
–	–	–	n.a.	Chemicals	–	204	n.a.
60	76	46	63	Corporate and Other	257	201	28
6,064	**6,376**	**5,650**	**13**	**Segment subtotal**	**23,549**	**19,732**	**19**
(1,194)	**(1,220)**	**(1,089)**	**12**	**less: internal sales**	**(4,578)**	**(4,152)**	**10**
4,870	**5,156**	**4,561**	**13**	**OMV Group**	**18,970**	**15,580**	**22**

EBIT

Q3/06	Q4/06	Q4/05	Δ%	in EUR mn	2006	2005	Δ%
421	425	462	(8)	Exploration and Production	1,908	1,594	20
72	(44)	(101)	(56)	Refining and Marketing	121	411	(71)
25	49	22	123	Gas	135	68	98
–	–	–	n.a.	Chemicals	–	6	n.a.
(13)	(35)	(51)	(31)	Corporate and Other	(103)	(121)	(14)
505	**394**	**332**	**19**	**Segment subtotal**	**2,061**	**1,958**	**5**
(37)	**(167)**	**(205)**	**(19)**	**Special items**	**(196)**	**(347)**	**(44)**
(5)	*(6)*	*2*	*n.m.*	*thereof: Personnel related costs*	*(11)*	*(25)*	*(56)*
(5)	*(123)*	*(98)*	*26*	*Petrom restructuring costs*	*(133)*	*(212)*	*(37)*
(25)	*(25)*	*(69)*	*(64)*	*Unscheduled depreciation*	*(82)*	*(69)*	*19*
–	*10*	*–*	*n.a.*	*Asset disposal*	*70*	*3*	*n.m.*
–	*(23)*	*(27)*	*(15)*	*Insurance*	*(31)*	*(27)*	*15*
(3)	*1*	*(14)*	*n.m.*	*Other*	*(9)*	*(16)*	*(44)*
542	**561**	**537**	**5**	**OMV Group clean EBIT** [1]	**2,257**	**2,305**	**(2)**
453	484	541	(10)	thereof E&P	1,974	1,718	15
75	40	1	n.m.	R&M	219	604	(64)
25	49	18	170	Gas	135	67	103
–	–	–	n.a.	Chemicals	–	6	n.a.
(12)	(12)	(23)	(49)	Corporate and Other	(71)	(89)	(20)

[1] Special items are added back or deducted from EBIT; for more details please refer to each specific segment.

Changes in stockholders' equity in EUR 1.000

	Share capital	Capital reserves	Revenue reserves	Other reserves	Treasury shares	OMV stock-holders	Minority interests	Stockholders' equity
January 1, 2006	**300,001**	**993,299**	**3,941,566**	**671,196**	**(14,470)**	**5,891,592**	**1,801,928**	**7,693,520**
Unrealized gains/(losses) on revaluation of securities:								
Profit/(loss) for the year before taxes on income	–	–	–	64,865	–	64,865	952	65,817
Income taxes	–	–	–	2,637	–	2,637	(151)	2,486
Realized gains/(losses) recognized in income statement before taxes on income	–	–	–	(403)	–	(403)	(302)	(705)
Income taxes	–	–	–	50	–	50	49	99
Unrealized gains/(losses) on hedges:								
Profit/(loss) for the year before taxes on income	–	–	–	(15,098)	–	(15,098)	(11,403)	(26,501)
Income taxes	–	–	–	2,665	–	2,665	2,396	5,061
Realized gains/(losses) recognized in income statement before taxes on income	–	–	–	6,590	–	6,590	7,038	13,628
Income taxes	–	–	–	(884)	–	(884)	(1,126)	(2,010)
Recycling to acquisition costs	–	–	–	2,824	–	2,824	2,734	5,558
Income taxes	–	–	–	(369)	–	(369)	(354)	(723)
Exchange differences from translation of foreign operations	–	–	–	119,866	–	119,866	153,724	273,590
Gains/(losses) recognized directly in equity resulting from a company consolidated at equity	–	–	–	1,050	–	1,050	–	1,050
Gains/(losses) recognized directly in equity, net of taxes on income	–	–	–	183,793	–	183,793	153,557	337,350
Net income for year	–	–	1,382,602	–	–	1,382,602	275,639	1,658,241
Total gains/(losses) for the year	–	–	1,382,602	183,793	–	1,566,395	429,196	1,995,591
Dividend distribution	–	–	(268,813)	–	–	(268,813)	(108,810)	(377,623)
Repurchase of own shares	–	–	–	–	(201,793)	(201,793)	–	(201,793)
Repurchase of convertible bonds	–	(149,333)	–	–		(149,333)	–	(149,333)
Sales of own shares	–	925	–	–	329	1,254	–	1,254
Capital increase	2	(49,593)	–	–	201,793	152,202	–	152,202
Increase/(decrease) in minority interests	–	–	(12,453)	–	–	(12,453)	74,895	62,442
December 31, 2006	**300,003**	**795,298**	**5,042,902**	**854,989**	**(14,141)**	**6,979,051**	**2,197,209**	**9,176,260**

END